Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON REPORTS EXPANSION OF THE HUSKIE ZONE WITH INTERSECTION OF 4.5% U3O8 OVER 6.0 METRES

Toronto, ON – April 25, 2018 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to report the expansion of the Huskie zone with the receipt of chemical assay (“U3O8”) results from the Company’s winter 2018 diamond drilling program on the 64.22% owned Waterbury Lake project. The winter drilling program involved 9,794 metres of diamond drilling in 19 drill holes, and was focused on 50 metre step-out drilling along strike and down-dip of the Huskie zone, as well as wider-spaced reconnaissance drilling to the west along the geological trend. The winter drilling program is part of a larger 14,400 metre drill program planned for Waterbury Lake in 2018, with the remainder to be completed during the summer months.

Winter 2018 Drilling Program Highlights:

The basement-hosted uranium mineralization discovered by Denison in 2017 (see Denison’s press release dated October 11, 2017) was extended down-dip as a result of step-out drilling completed on an approximate 50 metre spacing. The results were highlighted by the following intercepts:

●
4.5% U3O8 over 6.0 metres, including 5.8% U3O8 over 4.5 metres in drill hole WAT18-452, located approximately 100 metres down-dip of drill hole WAT17-446A, which returned 9.1% U3O8 over 3.7 metres (including 16.8% U3O8 over 2.0 metres) in the summer of 2017;

●
0.57% U3O8 over 6.3 metres, including 1.9% U3O8 over 1.0 metre also in drill hole WAT18-452;

●
0.62% U3O8 over 1.0 metre in drill hole WAT18-460A, located approximately 50 metres along strike to the west of drill hole WAT17-450A, which returned 1.5% U3O8 over 4.5 metres (including 3.9% U3O8 over 1.0 metres) in the summer of 2017.

Dale Verran, Denison’s Vice President of Exploration, commented, “Drill hole WAT18-452 represents the second-best hole to date at Huskie in terms of combined grade and thickness and a meaningful expansion in the down-dip direction. The high-grade mineralization at Huskie appears to be controlled by the intersection of east-west striking faults, associated with the graphitic gneiss unit, and cross-cutting northeast striking faults, possibly related to the regional Midwest structure. This has led to high-grade ‘lens stacking’ in a northeast direction as opposed to the lenses being laterally extensive along strike to the east and west. Our team will utilize this improved understanding to target additional high-grade mineralization proximal to Huskie and along this northeast structural trend.”

The regional Midwest structure hosts the Midwest A and Midwest Main deposits (25.17% Denison), which are located approximately three and six kilometres to the southwest of the Huskie zone, respectively, and is interpreted to control the location of the J Zone deposit on the Waterbury Lake property, as well as the Roughrider deposit, which are located 1.5 kilometres to the southwest of the Huskie zone.

Further details of the results from the winter 2018 drilling program are provided below, including composited chemical assay results in Table 1. The location of the Waterbury Lake project and the location of the winter 2018 drill holes are provided in Figures 1 to 3.

Details of Winter 2018 Drilling Results

A total of 19 drill holes were completed as part of the winter 2018 Waterbury Lake exploration program:

●
Fourteen drill holes were completed around the Huskie zone as 50 metre step-outs from the mineralization identified in 2017 (see Denison’s press release dated October 11, 2017). Drill holes were completed along strike to the east (two drill holes), along strike to the west (seven drill holes) and in the down-dip direction (five drill holes) of the Huskie mineralization. All drilling was designed to test the basement units below the sub-Athabasca unconformity.

●
An additional five reconnaissance drill holes were completed along two drill fences west of the Huskie zone at 150 metres (three drill holes) and 450 metres (two drill holes), respectively.

Uranium mineralization was intersected in five drill holes during the winter 2018 program, as described below and provided in Table 1:

●
Down-dip of Huskie, drill hole WAT18-452 extended mineralization by approximately 50 metres, intersecting four stacked lenses of mineralization which are interpreted to occur along, or proximal to, the northeast structural trend interpreted to be associated with the regional Midwest structure. Results included 4.5% U3O8 over 6.0 meters (including 5.8% U3O8 over 4.5 meters), and 0.57% U3O8 over 6.3 meters (including 1.9% U3O8 over 1.0 meter).

●
At the western extent of Huskie, drill hole WAT18-460A was designed to test approximately 50 metres along strike to the west of drill hole WAT17-450A (1.5% U3O8 over 4.5 metres), and intersected 0.62% U3O8 over 1.0 metre.

●
Drill hole WAT18-464A returned a mineralized interval of 0.05% U3O8 over 1.0 metre. While this result also extended the mineralized zone further to the west, located 50 metres up-plunge to the west of WAT18-460A, the results indicate a weakening of the mineralization to the west.

●
At the eastern extent of Huskie, drill hole WAT18-462 intersected weak mineralization (0.03% U3O8 over 1.5 metres) approximately 50 metres along strike to the east of drill hole WAT17-443 (1.2% U3O8 over 1.0 metres).

●
Drill hole WAT18-468 tested a resistivity anomaly, identified from a 2008 geophysical survey, located 450 metres to the west along strike of the Huskie Zone and intersected weak mineralization (0.03% U3O8 over 2.0 metres) approximately 300 metres below the unconformity. The mineralized intercept was not associated with any significant alteration or structure.

Table 1. Assay results for the Waterbury Lake winter 2018 drill program.

Drill Hole	From (m)	To (m)	Length (m)6	U3O8 (%)1,2,5
WAT18-452	405.5	409.5	4.0	0.18
and	416.0	417.0	1.0	0.10
and	419.5	425.5	6.0	4.5
Including3	419.5	424.0	4.5	5.8
and	435.7	442.0	6.3	0.57
Including3	438.0	439.0	1.0	1.9
WAT18-460A	303.0	304.0	1.0	0.62
WAT18-4624	245.6	247.1	1.5	0.03
WAT18-464A	248.0	249.0	1.0	0.05
WAT18-4684	500.7	502.7	2.0	0.03

Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% U3O8.
4.
Intersection interval is composited above a cut-off grade of 0.01% U3O8.
5.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
6.
As the drill holes are oriented steeply toward the south-southeast and the mineralized lenses are interpreted to dip moderately to the north, the true thickness of mineralization is expected to be approximately 75% of the intersection lengths.

The remaining drill holes at Huskie successfully tested their designated targets, and while variable structure and alteration was encountered, no additional mineralization was intersected.

Geology of the Huskie Zone

To date, drilling has been completed on an approximate 50 x 50 metre grid pattern which has allowed for the wide-spaced definition of a zone of entirely basement-hosted mineralization with geological features consistent with basement-hosted deposits in the Athabasca Basin. The mineralized zone is hosted primarily within a faulted graphite-bearing pelitic gneiss (“graphitic gneiss”), which forms part of an east-west striking, northerly dipping package of metasedimentary rocks flanked to the north and south by granitic gneisses. The Athabasca Group sandstones that unconformably overly the basement rocks are approximately 210 metres thick.

Interpretation indicates the mineralization occurs as parallel, stacked lenses, which are conformable to the foliation and fault planes within the graphitic gneiss. The location of the mineralized lenses and their strike extent in the east-west direction appears to be controlled by cross-cutting, northeast striking faults. These faults are interpreted to be part of the regional Midwest structure and indicate the potential for additional high-grade basement-hosted mineralization in a northeast orientation.

The high-grade mineralization is comprised of massive to semi-massive uraninite (pitchblende) and subordinate bright yellow secondary uranium minerals occurring along fault or fracture planes, or as replacement along foliation planes. Disseminations of lower grade mineralization occur within highly altered rocks proximal to fault planes. The mineralization is intimately associated with hematite, which both occur central to a broad and pervasive alteration envelope of white clays, chlorite and silicification.

The mineralized zone defined to date occurs between 50 and 225 metres vertically below the sub-Athabasca unconformity (265 and 435 metres vertically below surface) and measures approximately 250 metres along strike, up to 170 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres.

Waterbury Lake Property

The Waterbury Lake property consists of multiple claims covering 40,256 hectares, and is located in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan. The property is jointly owned by Denison (64.22%) and Korea Waterbury Uranium Limited Partnership (“KWULP”) (35.78%) through the Waterbury Lake Uranium Limited Partnership (“WLULP”). KWULP consists of a consortium of investors in which Korea Hydro & Nuclear Power (“KHNP”) holds a majority position. KWULP has elected not to fund the 2018 exploration program and, as a result, will incur dilution of its ownership interest in the WLULP. KHNP is also a significant shareholder in Denison, holding 58,284,000 common shares of Denison, which represents approximately 10.42% of the Company’s issued and outstanding common shares.

Illustrative Figures

Location of the winter 2018 drill collars on Denison’s Waterbury Lake project, relative to the J Zone and Roughrider deposits, are shown in Figure 1. Figure 2 provides the simplified basement geology map of the Huskie zone at the sub-Athabasca unconformity showing the location of the winter 2018 drill holes. An inclined longitudinal section showing the location of mineralized pierce points and the interpreted mineralized wireframes is presented in Figure 3. The mineralized lenses shown are defined using a 0.05% U3O8 over 1.0 metre cut-off and modelled using a minimum thickness of two metres. There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modifications as further drilling data becomes available.

Sampling and Assay Procedures

Drill core with anomalous total gamma radioactivity (>500 counts per second using a RS-120 or RS-125 scintillometer) was sampled over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference.

Uranium chemical assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories located in Saskatoon. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. Splits of the resultant pulps are initially submitted for multi-element ICP-MS analysis following partial (HNO3:HCl) and total (HF:HNO3:HClO4) digestions. Samples with ≥ 1,000 ppm U (partial digest) are re-assayed for U3O8 using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Pulp splits are digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Core recovery at the Huskie zone is typically 100% and therefore radiometric equivalent U3O8 grades ("eU3O8") are not required as a substitute for chemical U3O8 assays. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control ("QAQC") procedures including the insertion of standard reference materials, blanks and field duplicates. The assay data is subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 27, 2018 filed under the Company's profile on SEDAR (www.sedar.com).

Qualified Persons

Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 353,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 64.22% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation interpretations, activities, plans and objectives, and Denison’s percentage in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

This document contains certain information derived from third-party publications and reports, including estimates of resources and mineralization of the Roughrider deposit, which Denison believes are reliable but have not been independently verified by Denison.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Waterbury Lake Property

Denison Mines
DENISON PROJECTS
Hatchet Lake
Murphy Lake
Waterbury North
Wolly
Waterbury Lake
Roughrider
J Zone
Midwest A
McClean Mill
Midwest
McClean Lake
Uranium mines & deposits
Power Line
Main Road
100% Denison
Denison operated JV
Areva operated JV
5 km
N
Interpreted Regional Midwest Structure
Waterbury Lake Project (Denison, KWULP)
Huskie Zone
Magnetic low trend
Roughrider Project (Rio Tinto)
Magnetic low trend
J Zone
Roughrider
Midwest Project (Denison, Areva, OURD)
Midwest A located ~1 km to SW
Midwest Main located ~4 km to SW
2018 drill collar
Summer 2017 drill collar
Historic drill collars
Huskie Zone
Uranium deposits
Waterbury Lake claim boundary
Claim boundaries
Lakes
Contours
Marshes
1 km

Apr 23, 2018

Figure 1: Location of summer 2017 drill collars on Denison’s Waterbury Lake project.

Huskie Zone – Basement Geology

Denison Mines

N
Interpreted Regional Midwest Structure
Waterbury Lake Project
(Denison, KWULP)
Roughrider Project
(Rio Tinto)
0.18% U3O8 / 4.0 m and
0.10% U3O8 / 1.0 m and
4.5% U3O8 / 6.0 m incl.
5.8% U3O8 / 4.5 m and
0.57% U3O8 / 6.3 m incl.
1.9% U3O8 / 1.0 m
9.1% U3O8 / 3.7 m, incl.
16.8% U3O8 / 2.0 m
0.28% U3O8 / 3.5 m
0.03% U3O8 / 2.0 m
0.62% U3O8 / 1.0 m
0.59% U3O8 / 1.0 m
0.03% U3O8 / 1.5 m
0.17% U3O8 / 4.5 m and
1.2% U3O8 / 1.0 m
1.5% U3O8 / 4.5 m
0.05% U3O8 / 1.0 m
1.7% U3O8 / 7.5 m, incl.
8.2% U3O8 / 1.5 m
1.5% U3O8 / 4.5 m, incl.
3.9% U3O8 / 1.0 m
WAT18-468
WAT18-470
WAT18-458
WAT18-456
WAT18-454A
WAT18-457B
WAT18-472
WAT18-455
WAT18-452
WAT18-459A
WAT18-465
WAT18-466A
WAT18-462
WAT18-461
WAT18-453A
WAT18-467
WAT18-463
WAT18-460A
WAT18-469
WAT18-464A
WAT18-471
6,468,000 mN
6,467,900 mN
6,467,800 mN
6,467,700 mN
6,467,600 mN
6,467,500 mN
556,200 mE
556,300 mE
556,400 mE
556,500 mE
556,600 mE
556,700 mE
556,800 mE
556,900 mE
557,000 mE
557,100 mE
2018 Drill Collar and Trace
Pre-2018 Drill Collar and Trace
2018 Uranium Pierce Point
Pre-2018 Uranium Pierce Point
Huskie Zone
Property Boundary
Major Fault
Granite
Graphitic Gneiss
Granitic Gneiss
100 m
Coordinate system: UTM NAD83 Zone 13N
Note:
Labelled mineralized intersections include 2017 and 2018 drilling highlights.
Mineralized lenses have been projected to the basement geology at the sub-Athabasca unconformity and are therefore relative to drill hole pierce points. There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modification as further drilling data becomes available.
For further details please see Denison press release dated April 25th, 2018

Figure 2: Simplified basement geology map of the Huskie zone at the sub-Athabasca unconformity.

Huskie Zone – Long Section

E
W
2 hole fence completed 150 m to west and
3 hole fence completed 450 m to west
Athabasca Sandstone
WAT17-447
Elevated radioactivity
Sub-Athabasca Unconformity
WAT18-461
Crystalline Basement
Cross-Cutting Northeast Structural Trend
WAT18-471
0.17% U3O8 / 1.0 m
0.05% U3O8 / 1.0 m
WAT18-464A
WAT18-462
0.03% U3O8 / 1.5 m
0.17% U3O8 / 4.5 m and
1.2% U3O8 / 1.0 m
WAT17-443
WAT17-445
WAT18-460A
0.62% U3O8 / 1.0 m
WAT18-463
WAT18-469
WAT18-466A
WAT17-450A
9.1% U3O8 / 3.7 m, incl.
16.8% U3O8 / 2.0 m
WAT17-446A
1.5% U3O8 / 4.5 m, incl.
3.9% U3O8 / 1.0 m
Property Boundary
0.59% U3O8 / 1.0 m
WAT17-444
1.7% U3O8 / 7.5 m, incl.
8.2% U3O8 / 1.5 m
WAT17-449
WAT18-453A
WAT18-467
WAT17-448
Pre-Winter 2018
Mineralization Outline
0.18% U3O8 / 4.0 m and
0.10% U3O8 / 1.0 m and
4.5% U3O8 / 6.0 m incl.
5.8% U3O8 / 4.5 m and
0.57% U3O8 / 6.3 m incl.
1.9% U3O8 / 1.0 m
0.28% U3O8 / 3.5 m
WAT17-451
WAT18-452
WAT18-459A
WAT18-454A
WAT18-455
WAT18-457B
WAT18-456
WAT18-458
WAT18-472
Note:
Labelled mineralized intersections include 2017 and 2018 drilling highlights.
Mineralized lenses have been projected onto a inclined long section oriented 260-74N and are therefore relative to drill hole pierce points.
There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modification as further drilling data becomes available.
For further details please see Denison press release dated April 25th, 2018
50 m
New 2018 Mineralized Pierce Point
Previously Reported Mineralized Pierce Point
Significant Alteration and/or Structure
Not Significantly Mineralized
Huskie Modelled Mineralized Lenses
0
-50
-100
-150
-200
-250
-150
-100
-50
0
50
100
150
200
250

Figure 3: Inclined longitudinal section of the Huskie zone (looking south).